Moscow CableCom Corp.
405 Park Avenue, Suite 1202
New York, New York 10022

February 27, 2004

Mr. Andrew M. O'Shea
Chief Financial Officer
Moscow CableCom Corp.
5 Waterside Crossing, 3rd Floor
Windsor, Connecticut 06095

Dear Andy,

Following discussion with the PricewaterhouseCoopers audit partner at the recent Audit Committee meeting, and our evaluation of the performance of your role as the Company's CFO, we are hereby outlining the following terms of your employment as means of securing your continuing services through at least February 28, 2005.  Steve Berger highly recommended to us that we make every effort to retain your services through this period. Subject to your continuing favorable performance, we hereby guarantee you employment with the Company through February 28, 2005 under the terms and conditions outlined herein.

Your base salary will continue to be paid in bi-weekly increments at the annual rate of $175,000 (your current rate). In addition, you will accrue an additional $10,000 of salary which will be paid to you on February 28, 2005. You will be entitled to four weeks vacation per year, and continuing participation in the Company's benefit plans and other compensation and reimbursement arrangements , including group health, dental, life and short-term and long-term disability insurance, supplemental life insurance, participation in the Company's defined benefit and 401(k) plan, a company-provided vehicle and reimbursement of professional dues and continuing professional education expenses.

During the period through February 28, 2005, you will have the possibility to earn an additional $37,000 (20% of $185,000) based upon your having met defined goals and objectives, including objectives that may be determined during the course of the period through February 28, 2005. The final determination of such incentive payment will be made by the Compensation Committee.

The arrangement outlined in the October 1, 2002 letter agreement, pursuant to which you will receive six months severance and benefits following your effective termination date, or your position as the Company's Chief Financial Officer is reclassified to a position that you deem to be a less favorable position, is hereby reaffirmed. The Base Salary for such severance payments will be no less than $185,000 if you remain with the Company until February 28, 2005. During any period between notification of termination, or of your replacement as CFO, you will not lose any severance benefits outlined if you are successful in finding employment elsewhere during this notice period, provided that you provide us with not less than three weeks advance notice of such earlier termination and the effective date of such earlier date is not less than two months after the initial notification to you of your termination. The Company will also provide you with access to office space during your severance period to the extent that the space remains available through such period.

This letter also confirms that you have agreed to have continuing discussions with respect to restructuring portions of your compensation to be stock-based, and the desires of the Compensation Committee to create additional incentives through the issuance of stock options to you. Such matters are expected to be addressed by the middle of our fiscal year.

Sincerely,

Moscow CableCom Corp.

Compensation Committee

/s/ James J. Pinto
James J. Pinto, Chairman

/s/ Louis A. Lubrano
Louis A. Lubrano

/s/ Thomas McPartland
Thomas McPartland